

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Geoffrey Davis
Chief Financial Officer
Melco Resorts & Entertainment LTD
38th Floor, The Centrium, 60 Wyndham Street
Central, Hong Kong

> **Re: Melco Resorts & Entertainment LTD**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed on March 31, 2022**
> **File No. 001-33178**

Dear Geoffrey Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David C. Lee